EXHIBIT 99.1

Golar LNG Partners LP Cash Distributions

Golar LNG Partners LP (“the Partnership”) (NASDAQ: GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended December 31, 2020 of $0.0202 per common and general partner unit. This cash distribution will be paid on February 12, 2021 to all common and general partner unitholders of record as of the close of business on February 5, 2021. As set forth in our press release dated January 13, 2021, the Partnership has entered into a merger agreement with New Fortress Energy, Inc. (“NFE”). For additional information, please see the Partnership’s definitive proxy statement which will be filed with the Securities and Exchange Commission.

A cash distribution of $0.546875 per Series A preferred unit (NASDAQ: GMLPP) for the period from November 15, 2020 through February 14, 2021 has also been declared. This will be payable on February 15, 2021 to all Series A preferred unitholders of record as at February 8, 2021. Under the merger agreement with NFE, the Series A preferred units will remain outstanding after closing of the merger.

Golar LNG Partners LP
Hamilton, Bermuda
January 27, 2021

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act